*AB 3/19

UN
SECURITIES AND
Washi

14048550

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SEC MAIL PROCESSING
RECEIVED
MAR 04 2014
WASH. D.C.
189
SECTION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-32682 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNP PARIBAS SECURITIES CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank W. Bracero (201) 850-6704
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

3/25/14

**Affirmation**

I, Frank W. Bracero, affirm that to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to the firm of BNP Paribas Securities Corp. as of December 31, 2013, are true and correct. I further affirm that neither BNP Paribas Securities Corp. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Frank W. Bracero

Chief Financial Officer
Title

Subscribed and sworn to before me on this 28 th day of February 2014.

Notary Public

STANLEY EGBUCHULAM
NOTARY PUBLIC-STATE OF NEW YORK
No. 01EG6009709
Qualified in Nassau County
My Commission Expires October 04, 2014

# BNP Paribas Securities Corp.
# (SEC I.D. No. 8-32682)



**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2013**
**AND**
**INDEPENDENT AUDITORS' REPORT**
**AND**
**SUPPLEMENTAL REPORT ON INTERNAL CONTROL**

* * * * * * *

**Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(a) under the Commodity Exchange Act as a Public Document.**

pwc

## Independent Auditor's Report

To the Board of Directors and Stockholder of
BNP Paribas Securities Corp.

We have audited the accompanying statement of financial condition of BNP Paribas Securities Corp. as of December 31, 2013.

### *Management's Responsibility for the Statement of Financial Condition*

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Securities Corp. at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers L.L.P.

February 28, 2014

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017*
*T: (646) 471 3000, F: (813) 286 6000,* www.pwc.com/us

# BNP Paribas Securities Corp.
## (An indirectly wholly owned subsidiary of BNP PARIBAS)
## Statement of Financial Condition
## As of December 31, 2013
## (in thousands)

| | |
|---|---|
| **Assets** | |
| Cash | $ 41,921 |
| Cash deposited with clearing organizations, cash and securities segregated under federal and other regulations | 556,630 |
| Securities purchased under agreements to resell | 59,739,986 |
| Securities owned - at fair value (including securities owned, pledged to counterparties of $22,794,841) | 25,401,820 |
| Securities borrowed | 14,765,265 |
| Receivable from brokers, dealers, and clearing organizations | 1,785,824 |
| Securities failed to deliver | 743,876 |
| Interest and dividends receivable | 125,987 |
| Receivable from customers | 111,463 |
| Securities received as collateral | 4,329,987 |
| Other assets | 1,055,645 |
| **Total Assets** | $ 108,658,404 |
| **Liabilities and Stockholder's equity** | |
| **Liabilities** | |
| Short-term borrowings | $ 248,590 |
| Securities sold under agreements to repurchase | 85,203,164 |
| Securities sold, not yet purchased - at fair value | 11,042,439 |
| Payable to brokers, dealers, and clearing organizations | 2,748,468 |
| Payable to customers | 862,129 |
| Securities failed to receive | 698,209 |
| Interest and dividends payable | 111,866 |
| Securities loaned | 104,537 |
| Obligation to return securities received as collateral | 4,329,987 |
| Accrued expenses and other liabilities | 561,901 |
| **Total Liabilities** | 105,911,290 |
| Liabilities subordinated to the claims of general creditors | 682,000 |
| Stockholder's Equity | 2,065,114 |
| **Total Liabilities and Stockholder's Equity** | $ 108,658,404 |

The accompanying notes are an integral part of the Statement of Financial Condition.

## 1. Organization and Nature of Business

BNP Paribas Securities Corp. (the "Company" or "BNPPSC") is a wholly-owned subsidiary of BNP Paribas North America, Inc. ("BNPPNA"), the ultimate parent of which is BNP PARIBAS ("BNPP").

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. As a broker-dealer, the Company is a member of the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). In addition, BNPPSC is registered as a futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"), under the Commodity Exchange Act. As an FCM, the Company is a member of the Chicago Mercantile Exchange ("CME"), the National Futures Association ("NFA"), LCH.Clearnet Limited and ICE Clear Credit LLC. The Company is approved by the ICE Clear Credit LLC as a clearing member for credit default swaps products and by CME to clear over-the-counter swap derivatives transactions.

The Company engages in proprietary transactions and brokerage activities for its customers - primarily institutions, other broker-dealers, and affiliates. BNPPSC also engages in investment banking activities and provides certain operational services.

Standard & Poor's ("S&P") ratings services assigned a AA-/A-+ counterparty credit ratings to the Company. S&P based its rating of BNPPSC solely on the ratings of its ultimate parent BNPP.

## 2. Significant Accounting Policies

### Basis of Presentation and Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2013. Significant estimates include the realization of a deferred tax asset, deferred compensation, the fair value measurement of Securities owned and Securities sold, not yet purchased. Actual results could differ materially from such estimates included in the Statement of Financial Condition.

### Cash

The Company has all cash on deposit with major money center banks.

### Cash Deposited with Clearing Organizations, Cash and Securities Segregated Under Federal and Other Regulations

The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and qualified securities to satisfy rules regarding the protection of customer assets.

### Securities and Commodities Transactions

Securities transactions are recorded on the trade date. Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with the Accounting Standards Codification ("ASC") 820-10 *"Fair Value Measurements."* Commodity commissions are recorded on a half-turn basis. Customers' commodity transactions are reported on the trade date.

**Repurchase Agreements**
Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are treated as collateralized financing transactions and are carried at their contracted price plus accrued interest. It is the Company's policy to take possession of securities with a fair value equal to or in excess of the principal amount loaned plus accrued interest. The Company monitors the fair value of reverse repo and repo on a daily basis with additional collateral obtained or returned, as necessary. Where appropriate under applicable accounting guidance, resell and repurchase agreements with the same counterparty are reported on a net basis in the Statement of Financial Condition. Such transactions are netted by counterparty where the right to offset exists.

**Securities Borrowing and Lending Activities**
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed or securities loaned on a daily basis with additional collateral obtained or returned, as necessary. Interest receivable or interest payable on such transactions is accrued and included in the Statement of Financial Condition in Interest and dividends receivable or Interest and dividends payable, respectively.

**Short-Term Borrowings**
The Company obtains short-term financing by borrowing from an affiliate or a major money center using an unsecured loan facility. The affiliated borrowing is on an overnight basis and term loans are up to 3 months in duration. The principal and accrued interest associated with these borrowings is recorded as Short-term borrowings in the Statement of Financial Condition.

**Securities Received as Collateral and Obligation to Return Securities Received as Collateral**
The Company additionally receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Statement of Financial Condition.

**Exchange Memberships**
Membership shares and rights that are required by the Company to conduct its clearance and execution activities are recorded at cost, less any adjustments for permanent impairments and are included in Other assets in the Statement of Financial Condition.

**Foreign Currencies**
The Company's functional base currency is U.S. dollar. At December 31, 2013, the Company has assets and liabilities balances denominated in foreign currencies which are translated at closing exchange rates at December 31, 2013.

**Securities Received from Customers and Affiliates**
Securities received from customers and affiliates in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may

only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

**Receivables from and Payables to Broker-Dealers and Clearing Organizations**
Receivables from broker-dealers and clearing organizations include amounts receivable from clearing organizations relating to open transactions, non-customer receivables and margin deposits. Payables to broker-dealers and clearing organizations include amounts payable to clearing organizations relating to open transactions, non-customer payables, and amounts related to unsettled securities trading activity. These balances are reported net by counterparty when the right of offset exists.

**Securities Failed to Deliver and Securities Failed to Receive**
Securities failed to deliver and Securities failed to receive represent sales and purchases of securities by the Company, either for its account or for accounts of other brokers and dealers but does not deliver or receive the securities on settlement date. Such transactions are initially measured at the sale or purchase price plus any accrued interest.

**Receivables and Payables with Customers**
Customer receivables and payables represent amounts due from/to customers, primarily related to unsettled securities transactions, commodities activity and cash deposits, which are reported net by customer. The Company does not include in the Statement of Financial Condition the securities owned by customers or the securities sold short by customers.

**Income Taxes**
The Company's results of operations are included in the consolidated federal and certain state tax returns of Paribas North America, Inc. ("PNA"), a U.S. holding company whose ultimate parent is BNPP. The Company computes its tax liability as if it was filing a tax return on a modified separate company basis and settles such liability with PNA pursuant to a tax sharing policy. To the extent the Company generates tax benefits from losses, it will be reimbursed by PNA pursuant to a tax sharing policy at the time when the Company would be able to utilize these losses on a stand-alone basis.

The Company records an income tax expense equal to the total current and deferred tax provision / benefit which would have been calculated if the Company had filed on a stand-alone basis. The method is systematic, rational and consistent with the broad provisions of ASC 740 "*Income Taxes.*"

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and the tax basis of the Company's assets and liabilities. Valuation allowances are established, if applicable, to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's tax assets and liabilities are presented as a component of Other assets and Accrued expenses and other liabilities, respectively, in the Statement of Financial Condition.

Uncertain tax positions are evaluated in accordance with ASC 740-10-25 "*Income Taxes*" which prescribes a comprehensive model for the financial statement recognition, measurement,

**(in thousands)**

presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

Accrued interest and penalties are included in Accrued expenses and other liabilities in the Statement of Financial Condition.

**Fair Value Measurement – Definition and Hierarchy**
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 *"Fair Value Measurements"* established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company uses market quotes for pricing its trading portfolio, when available. When no active market exists the Company uses prices of comparable instruments to determine the fair value. In some instances, the Company may also employ a mark to model valuation methodology. During 2013, no trading positions were valued using a mark to model approach.

**Recent Accounting Developments**
In January 2013, the FASB issued ASU No. 2013-01 Balance Sheet (Topic 210) Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies that ordinary trade receivables and receivables are not in the scope of ASU No. 2011-11. It further clarifies that the scope of ASU No.2011-11 applies to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in FASB Accounting Standards Codification or subject to a master netting arrangement or similar agreement. These disclosure requirements became effective for the Company beginning on January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption has not materially affected the Company's Statement of Financial Condition (see Note 3).

**3. Collateralized Transactions**

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation), although in certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearing house for reverse repurchase and repurchase transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty.

At December 31, 2013, included in securities purchased under agreements to resell on the Statement of Financial Condition are amounts under contracts with FICC. In accordance with applicable accounting guidance, netting applied to the FICC reverse repo and FICC repo balances was $47,278,196.

The following table presents information about the offsetting of these instruments, inclusive of FICC, and related collateral amounts:

**(in thousands)**

| | Gross Amounts | Amounts Offset in the Statement of Financial Condition | Net Amounts Presented in Statement of Financial Condition |
|---|---|---|---|
| **Assets** | | | |
| Securities purchased under agreements to resell | $ 121,417,671 | $ (61,677,685) | $ 59,739,986 |
| Securities borrowed | 14,765,265 | - | 14,765,265 |

| | Gross Amounts | Amounts Offset in the Statement of Financial Condition | Net Amounts Presented in Statement of Financial Condition |
|---|---|---|---|
| **Liabilities** | | | |
| Securities sold under agreements to repurchase | $ 146,880,849 | $ (61,677,685) | $ 85,203,164 |
| Securities loaned | 104,537 | - | 104,537 |

**4. Securities Owned and Securities Sold, Not Yet Purchased – at Fair Value**

Securities owned and securities sold, not yet purchased – at fair value at December 31, 2013 consist of:

| | Owned | Sold |
|---|---|---|
| U.S. Government and agencies securities | $ 24,696,259 | $ 10,975,516 |
| Corporate debt instruments | 697,417 | 66,923 |
| Equities | 8,144 | - |
| | $ 25,401,820 | $ 11,042,439 |

Securities owned that are pledged to counterparties, represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

**5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations**

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2013, consist of the following:

**(in thousands)**

| | Receivable | Payable |
|---|---|---|
| Receivable/Payable from/to clearing organizations | $ 1,754,788 | $ 246,687 |
| Receivable/Payable from/to non-customers | - | 1,463,097 |
| Unsettled trades receivable/payable, net | - | 1,038,684 |
| Receivable/Payable from/to brokers & dealers | 31,036 | - |
| | $ 1,785,824 | $ 2,748,468 |

The Company clears certain of its proprietary, non-customer, and customer transactions through various clearing organizations. Unsettled trades relate to amounts receivable from or payable to clearing organizations for proprietary positions that had yet reached settlement date.

## 6. Liabilities Subordinated to Claims of General Creditors

The Company has eight subordinated loan agreements totaling $682,000 with affiliates outstanding at December 31, 2013. These loans have varying rollover dates.

| Rollover Date | Affiliated Lender | Rate | Amount |
|---|---|---|---|
| March 31, 2014 | CooperNeff Inc. | 3M LIBOR + 60bps | $ 25,000 |
| April 30, 2014 | BNPPNA | 3M LIBOR + 60bps | 72,000 |
| June 30, 2014 | BNPPNA | 3M LIBOR + 60bps | 10,000 |
| June 30, 2014 | BNPPNA | 3M LIBOR + 60bps | 10,000 |
| July 31, 2014 | BNPPNA | 3M LIBOR + 60bps | 75,000 |
| October 31, 2014 | BNPPNA | 3M LIBOR + 60bps | 90,000 |
| December 31, 2014 | BNPPNA | 1M LIBOR + 34bps | 100,000 |
| December 31, 2015 | BNPPNA | 3M LIBOR + 40bps | 300,000 |
| | | | $ 682,000 |

The loans allow for prepayment of all or any part of the obligations at the option of the Company, and upon receipt of prior written approval of the FINRA and the CME. All loans bear interest based on the London Interbank Offered Rate ("LIBOR") rate, as defined by their lenders.

The agreements covering the subordinated borrowings have been approved by the FINRA and CME, and are thus available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. The FINRA subordinated loan agreements have automatic annual rollover extensions with regard to maturity dates. FINRA requires more than six months advance notification of intent to not extend the maturity of a subordinated loan agreement. The Company has made no such notification.

**(in thousands)**

## 7. Deferred Compensation

BNPP sponsors numerous deferred compensation plans. Employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by BNPP will receive a portion of such excess amount in units according to the specific award provisions of each plan.

In 2009, BNPP established Deferred Compensation Scheme 2010 ("DCS 2010") and Key Contributors Incentive Plan 2010 (KCIP 2010). Under the terms of the plans sponsored by BNPP, employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by BNPP, will receive a portion of such excess amount in units, which vests over a three year period. Units awarded will be based on the average closing price of BNPP shares over a specified period with the final unit price subject to certain performance conditions on an annual basis. The grant date for both plans was March 25, 2010. The vesting and payment periods for DCS 2010 are June 2011 (25%), June 2012 (35%) and June 2013 (40%) on the basis of the respective year's final unit price. The vesting and payment periods for KCIP 2010 are June 2011 (1/3), June 2012 (1/3) and June 2013 (1/3) on the basis of the respective year's final unit price.

The benefits under these plans are fully vested.

In 2010, BNPP established four new plans: (a) DCS 2011 Plus Plan; (b) DCS 2011 Plan; (c) Key Contributor Deferred Plan CIB ("KCDP 2011"); and (d) Group KCDP Plan. All four plans are liability awards with grant dates in February 2011. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS 2011 Plus Plan is subject to fulfillment of specified performance conditions. The remaining three plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2011 Plus Plan and DCS 2011 Plan are March of 2012, 2013 and 2014 for Cash Deferred portions and September if 2012, 2013 and 2014 for Cash-Indexed Deferred portions. The vesting and payment periods for KCDP 2011 are June of 2012, 2013 and 2014 for both Cash Deferred and Cash-Indexed Deferred.

In 2011, BNPP established five new plans: (a) DCS 2012 Plus Plan; (b) DCS 2012 Plan; (c) CIB KCDP Plan ("KCDP 2012"); (d) US Regulated Deferred Plan ("US RDP") 2012 and (e) Group KCDP Plan. All five plans are liability awards with grant dates in February 2012. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS 2012 Plus Plan is subject to fulfillment of specified performance conditions. The remaining four plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2012 Plus Plan and DCS 2012 Plan are March of 2013, 2014 and 2015 for Cash Deferred and September of 2013, 2014 and 2015 for Cash-Indexed Deferred. The vesting and payment periods for KCDP 2012 and US RDP 2012 are June of 2013, 2014 and 2015 for both Cash Deferred and Cash-Indexed Deferred.

In 2012, BNPP established three new plans: (a) DCS 2013 Plan; (b) DCS Plus 2013 Plan; and (c) KCDP CIB 2013 Plan. All three plans are liability awards with grant dates in February 2013. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2013 Plan is subject to fulfillment of specified performance conditions. The remaining two plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2013 Plan and DCS Plus 2013 Plan are March of 2014 (1/3), 2015 (1/3) and

**(in thousands)**

2016 (1/3) for cash deferred portions and September of 2014 (1/3), 2015 (1/3) and 2016 (1/3) for cash-indexed deferred. The vesting and payment periods for KCDP CIB 2013 plan are June of 2014 (1/3), 2015 (1/3) and 2016 (1/3) for both cash deferred and cash-indexed deferred portions.

In 2013, BNPP granted selected key employees the International Sustainability and Incentive Scheme ("2013 ISIS") to receive a cash amount in June 2016 subject to indexation, performance, and payment conditions.

In addition, BNPP allows certain employees to defer up to 100% of their bonus through a voluntary deferred compensation plan ("Plan"). The assets of the Plan are owned by BNPP with an offsetting liability to the individual employees.

## 8. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which BNPPSC participates. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third party investment advisors. All defined benefit plans were frozen as of December 31, 2011.

## 9. Income Taxes

The Company is a member of a consolidated group for U.S. federal income tax purposes and a member of multiple combined group tax return filings for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses ("NOL's") are allocated based on a formal tax sharing agreement between the Company and PNA. All current balances will be settled by Company with PNA.

The tax sharing agreement in place for the U.S. consolidated group outlines the arrangements amongst the members with respect to federal taxes and is consistent with the applicable federal tax consolidation rules governing the tax sharing agreement. It outlines the allocation amongst the members of the consolidated federal tax liabilities (where there is consolidated taxable income for an income year).

The difference between the Company's federal statutory and effective tax rate is due to permanent differences such as non-deductible meals and entertainment, state and local taxes, and unrecognized tax benefits.

The resulting tax payable or benefit receivable is settled with PNA periodically. At December 31, 2013, the Company's net tax receivable from PNA of $28,886 was included in Accrued expenses and other liabilities in the Statement of Financial Condition. The Company made $557,267 in tax payments to PNA during 2013.

At December 31, 2013, the Company's net deferred tax asset of $75,646 is comprised of $75,963 of deferred tax assets and $318 of deferred tax liabilities. The net deferred tax asset is due to differences between tax basis of assets and liabilities and their respective financial-reporting

**(in thousands)**

amounts arising primarily from differences in the timing of the recognition of transfer pricing, expenses for deferred compensation and cash bonuses, and accrued interest payables to foreign affiliates. The Company has not recorded a valuation allowance against the net deferred tax asset, as management believes that the benefit related to the deferred tax asset is more likely than not to be realized in the future. The net deferred tax asset was offset with other payable balances in Accrued expenses and other liabilities in the Statement of Financial Condition.

As of December 31, 2013, the Company has recorded accrued interest and penalties of $6,391 in the Statement of Financial Condition.

As of December 31, 2013, the Company's open tax years potentially subject to examination by the Internal Revenue Service, NYS and NYC are 2007 through 2013. As of December 31, 2013, on a stand-alone basis, it has a Pennsylvania post-apportioned NOL carryforward of $101,854 which may be utilized through 2033.

Members of the U.S. consolidated group that generate a current NOL contribute such loss against the U.S. consolidated group's income tax liability to the extent members of the U.S. consolidated group contributed taxable income. The loss member will be due an amount equal to the loss that has been utilized to offset taxable income in accordance with the terms of the tax sharing agreement. For the year ended December 31, 2013, the Company is in a taxable income position. Since the Company is included as part of a combined return filing, NOLs may have been utilized by other group members.

The Company's settlement of its deferred tax assets with PNA related to NOL carryforwards is based on the utilization of the tax losses by the PNA and other group members and when the Company generates taxable profits. The settlement of the tax accounts between the Company and the PNA are in line with the terms of the tax sharing agreement.

## 10. Transactions with Related Parties

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements and operational support.

At December 31, 2013, the Company has a formal unsecured line of credit with BNPP. Borrowings under this line of credit bear a rate of LIBOR plus a nominal interest rate. The borrowing limit under these arrangements is €3,500,000 or the U.S. dollar equivalent based on the current exchange rate is $4,826,150. On any date in which the equivalent in euros of the aggregate principal amount of all advances outstanding exceeds 105% of the maximum borrowing amount, BNPP may, at its sole discretion notify the Company of such excess and make demand for prepayment in respect thereof. At December 31, 2013, the Company borrowed $230,778 under this line.

**(in thousands)**

At December 31, 2013, assets and liabilities with related parties consist of:

| | |
|---|---|
| **Assets** | |
| Cash | $ 9,863 |
| Cash deposited with clearing organizations, cash and securities segregated under federal and other regulations | 24,444 |
| Securities purchased under agreements to resell | 29,058,269 |
| Securities borrowed | 749,811 |
| Receivable from brokers, dealers, and clearing organizations | 48,417 |
| Securities failed to deliver | 33,600 |
| Interest and dividends receivable | 2,664 |
| Securities received as collateral | 4,329,987 |
| Other assets | 995,748 |
| **Total assets** | $ 35,252,803 |
| | |
| **Liabilities** | |
| Short-term borrowings | $ 230,778 |
| Securities sold under agreements to repurchase | 13,976,010 |
| Payable to brokers, dealers, and clearing organizations | 1,463,096 |
| Payable to customers | 681,552 |
| Securities failed to receive | 81,808 |
| Interest and dividends payable | 417 |
| Securities loaned | 104,537 |
| Obligation to return securities received as collateral | 4,329,987 |
| Accrued expenses and other liabilities | 339,541 |
| **Total liabilities** | $ 21,207,726 |
| | |
| Liabilities subordinated to the claims of general creditors | $ 682,000 |

The Company executes various transactions with its affiliates, such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, Securities borrowed, Securities loaned, margin financing and clearance and settlement.

BNPP and its affiliates charge the Company under various cost sharing agreements for overhead expenses and for the costs of providing research and information technology support. The Company also charges BNPP and its affiliates under various informal cost sharing agreements for certain overhead expenses. The Company settles these charges with BNPP and its affiliates on a periodic basis.

The Company acts as agent for BNPP and its affiliates effecting securities and other transactions and earns a fee for providing such services.

**(in thousands)**

The Company is a party to numerous transfer pricing agreements with its affiliates. Due to the nature of these agreements, the Company could experience a significant impact on its financial results. The Company has been historically notified in late February of the following year regarding its final settlement amounts concerning its portion of the global profit split. To mitigate the impact of this potential issue, the Company has entered into a fee agreement with PNA to mitigate the late notification issue. In addition, the Company entered a separate agreement with its ultimate parent, BNPP, to limit the amount of its global profit split loss to a maximum equivalent of €5,000 under these transfer pricing agreements.

At December 31, 2013 intercompany transfer pricing receivables were $640,275 which are included in Other assets in the Statement of Financial Condition. At December 31, 2013 intercompany transfer pricing payables were $905 which are included in Accrued expenses and other liabilities in the Statement of Financial Condition. Transfer pricing is accounted for in accordance with BNPP transfer pricing agreements.

## 11. Pledged Assets, Commitments and Contingencies

At December 31, 2013, the approximate fair values of collateral received which may be sold or repledged by the Company.

| | |
|---|---|
| Financial instruments collateral received | |
| Securities purchased under agreements to resell | $ 121,451,787 |
| Securities received in securities borrowed vs. cash transactions | 14,975,062 |
| Total | $ 136,426,849 |

At December 31, 2013, the approximate fair values of the portion of collateral received that were sold or repledged by the Company, including the collateral related to amounts netted under FASB ASC 210-20-45 (formerly FIN 41), were:

| | |
|---|---|
| Financial instruments collateral transferred | |
| Securities sold under agreements to repurchase | $ 124,833,883 |
| Securities loaned | 101,575 |
| Total | $ 124,935,458 |

The Company is required to maintain deposits with various clearing organizations and exchanges. At December 31, 2013, the Company has placed securities it owns which have a fair value of $1,030,434 and cash deposits of $1,465,681 to satisfy such requirements.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to

**(in thousands)**

make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.
The Company, in the normal course of business, has been named as defendant in various legal proceedings. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be. Based upon its current knowledge after consultation with counsel, the outcome of legal actions, proceedings and investigations currently pending against the Company should not have a material adverse effect on the Company's Statement of Financial Condition.

## 12. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital, as defined, equal to the greater of 8% of the total customer risk margin requirements plus 8% of the total non-customer risk margin requirements required to be segregated pursuant to the Commodity Exchange Act. At December 31, 2013, the Company had net capital of $1,491,529, which was $1,286,659 in excess of its required net capital.

## 13. Cash and Securities Segregated under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. As of December 31, 2013, the Company made a computation related to Rule 15c3-3 and was required to maintain a balance of $128,611 in this account. The Company had segregated cash in a money market demand account with a value of $226,072 as of December 31, 2013. No additional cash movements were made to this account.

As of December 31, 2013, the Company made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). As the Company did not carry any PAIB customer accounts at December 31, 2013, there were no requirements pursuant to the reserve requirements for PAIB. The Company had segregated cash in a money market demand account with a value of $5,116 as of December 31, 2013. No additional cash movements were made to this account.

The Company is subject to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act ("CEA"), which requires a FCM to segregate, secure or sequester money, securities, funds and property related to customers' regulated commodity futures accounts in a special bank account for the exclusive benefit of customers. As of December 31, 2013, the Company made a segregation computation related to Section 4d(2) and was required to maintain a balance of

**(in thousands)**

$867,188 in this account. The total amount segregated was $1,083,642, which consisted of segregated cash of $283,058, deposits at clearing organizations of $178,045 and funds and property related to customers' regulated commodity balances with a fair value of $622,539. These assets have been segregated under the Commodity Exchange Act and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As the Company did not carry any foreign futures and foreign options customers' accounts at December 31, 2013, there were no requirements pursuant to Regulation 30.7 under the Commodity Exchange Act. The Company had secured cash in a money market demand account with a value of $6,000 as of December 31, 2013.

As of December 31, 2013, the Company made a customer cleared swaps computation under the CEA and was required to maintain a balance of $209,165 in this account. The total amount segregated was $269,372 which consisted of cash of $35,824, deposits at clearing organizations of $86,959, and funds and property related to customers' cleared swaps balances with a fair value of $146,589 have been sequestered under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades.

## 14. Credit Risk and Financial Instruments with Off -Balance Sheet Risk

In the normal course of business, the Company executes and settles securities activities with customers, brokers and dealers and affiliates. These securities transactions are on a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted by volatile trading markets which may impair the ability of the counterparties to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its affiliates and customers, subject to various regulatory and internal margin guidelines, collateralized by cash and securities in the affiliates' or customers' accounts. In connection with these activities, the Company executes and clears affiliate and customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates and customers may incur. In the event the affiliate or customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the affiliates' and customer's obligations. The Company seeks to control the risks associated with its affiliate and customer activities by requiring affiliates and customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors daily the required margin levels, and pursuant to such guidelines, requires the affiliate or customer to deposit additional collateral or to reduce positions when necessary.

In connection with securities activities, the Company enters into reverse repos and repos, primarily in U.S. government securities, and securities borrowing and lending arrangements

which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

In accordance with industry practice, reverse repos are generally collateralized by securities held by the Company with a fair value in excess of the customers' or affiliates obligation under the contract and repos are collateralized by securities deposited by the Company with a fair value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified securities or underlying security at the contracted price, and thereby, create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's Statement of Financial Condition.

The Company has entered into an irrevocable guarantee with BNPP for payment and performance of guaranteed obligations of BNPPSC.

## 15. Fair Value Disclosures

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and securities deposited with clearing organizations or segregated under federal and other regulations, reverse repos, securities borrowed, securities failed to deliver, receivables from customers, brokers, dealers, and clearing organizations, securities owned and U.S. agency securities To be Announced. Cash and securities deposited with clearing organizations or segregated under federal regulations, securities owned, and U.S. agency securities To be Announced are carried at fair value based on the fair value hierarchy described below. All remaining assets are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Similarly, substantially all of the Company's liabilities arise from repos, securities loaned, securities failed to receive, payables to customers, brokers, dealers, and clearing organizations, securities sold, not yet purchased and U.S. agency securities To be Announced. Securities sold, not yet purchased, and U.S. agency securities To be Announced are carried at fair value based on the fair value hierarchy described below. All remaining liabilities are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Due to the variable rate of interest charged on its subordinated loans the carrying value approximates the estimated fair value.

Assets and liabilities measured at fair value on a recurring basis are disclosed in the table below.

Level 1 – Assets and liabilities utilizing Level 1 inputs include Equity securities and Securities received as collateral which are actively traded and other assets. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value.

**(in thousands)**

Level 2 – Assets and liabilities utilizing Level 2 inputs include U.S. Government and agencies securities, Corporate debt securities, certain mortgage backed securities, asset backed securities, and collateralized mortgage obligations securities. Level 2 inputs are inputs other than quoted prices within Level 1 inputs that are observable either directly or indirectly. The Company uses prices of comparable securities in determining the fair value of Level 2 securities.

Level 3 – During 2013, the Company had no activity in Level 3 assets. During 2013, the Company has no assets or liabilities measured under Level 3 hierarchy.

**Assets Measured at Fair Value on a Recurring Basis as of December 31, 2013**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| U.S. Government and agencies securities | $ 12,597,953 | $ 12,098,306 | $ - | $ 24,696,259 |
| Corporate debt securities | 103,531 | 593,886 | - | 697,417 |
| Equity securities | 8,144 | - | - | 8,144 |
| Securities received as collateral | 4,329,987 | - | - | 4,329,987 |
| U.S. agency securities To be Announced (included in Other assets) | 60,627 | - | - | 60,627 |
| | $ 17,100,242 | $ 12,692,192 | $ - | $ 29,792,434 |

**Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2013**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities sold, not yet purchased - at fair value | | | | |
| U.S. Government and agencies securities | $ 10,974,520 | $ 996 | $ - | $ 10,975,516 |
| Corporate debt securities | 62,585 | 4,338 | - | 66,923 |
| Obligation to return securities received as collateral | 4,329,987 | - | - | 4,329,987 |
| U.S. agency securities to be Announced (included in Accrued expenses & other liabilities) | 54,088 | - | - | 54,088 |
| | $ 15,421,180 | $ 5,334 | $ - | $ 15,426,514 |

During 2013, transfers between level 1 and level 2 were made based the Company's re-assessment of liquidity and observability of market inputs used in the financial instruments valuation of U.S. Government and agencies securities.

## 16. Subsequent Events

The Company evaluates subsequent events through the date on which the Statement of Financial Condition are issued. There have been no material subsequent events that occurred during this period that would require disclosure or adjustment to the Statement of Financial Condition.

* * * * * * *

pwc

To the Board of Directors and Stockholder of
BNP Paribas Securities Corp.

In planning and performing our audit of the financial statements of BNP Paribas Securities Corp. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017*
*T: (646) 471 3000, F: (813) 286 6000,* www.pwc.com/us

pwc

achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers L.L.P.

February 28, 2014